Exhibit 99.B(d)(50)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
JOHCM (USA) Inc.

As of January 23, 2023, as amended July 1, 2024 and October 1, 2025

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Emerging Markets Equity Fund

[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation	JOHCM (USA) Inc.

By:	/s/ James Smigiel	By:	/s/ Christopher M. Golden

Name:	James Smigiel	Name:	Christopher M. Golden

Title:	Chief Investment Officer	Title:	Director, US General Counsel and Managing Director US Fund Platform